EXHIBIT 23.1

CONSENT

The Board of Directors
Circle Star Energy Corp.;

We hereby consent to the incorporation by reference in this annual report on Form 10-K of Circle Star Energy Corp (the “Company”) of the reference to LaRoche Petroleum Consultants, Ltd’s (“LaRoche”) name included or incorporated by reference in connection with the information contained in our reserve report titled “Estimate of Reserves and Future Net Cash Flow to the Circle Star Energy Corporation Interest in Certain Properties Located in Various Counties, Texas as of April 30, 2013 and dated April 10, 2014.

We hereby further consent to the use of our name and to the filing as exhibits to this amended annual report on Form 10-K as of April 30, 2013 of the Company of the reports of LaRoche dated as of April 10, 2014.

LaRoche Petroleum Consultants, Ltd.

By: /s/ William M. Kazmann
       William M. Kazmann

Title: Partner
Dated: August 13, 2014